Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated April 23, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 23, 2002, entitled "Notice of Annual General Meeting".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Dated: 23/4/02

By: Inge K. Hansen
Name: INGE K. HANSEN
Title: CFO

STATOIL

To the shareholders of STATOIL ASA

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Statoil ASA will be held on Tuesday 7 May 2002, 5:00 p.m. in Stavanger Forum, Gunnar Warebergsgate 13, Stavanger.

AGENDA

1. Opening of the General Meeting by the Chairman of the Corporate Assembly, Leif T. Løddesøl.
2. Registration of attending shareholders and proxies.
3. Election of a Chairman of the Meeting.
4. Election of a person to co-sign the minutes together with the Chairman of the Meeting.
5. Approval of the notice and the agenda.
6. Approval of the annual accounts and annual report for Statoil ASA and the Group for 2001, including the Board of Directors' proposal of a dividend of NOK 2.85 per share.
7. Approval of the remuneration to the Company's Auditor.
8. Approval of the remuneration to the members of the Corporate Assembly.
9. Election of members and deputy members to the Corporate Assembly.
10. Establishing an Election Committee.

The Board of Directors proposes the establishment of an Election Committee which shall nominate new shareholder-elected members and deputy members to the Corporate Assembly and the Board of Directors respectively. The Board of Directors proposes that a new § 11 be added to the Articles of Association:

"The Company shall have an Election Committee. The tasks of the Election Committee are to make recommendations to the General Meeting regarding the election of shareholder-elected members and deputy members of the Corporate Assembly, and to make recommendations to the Corporate Assembly regarding the election of shareholder-elected members and deputy members of the Board of Directors. The Chairman of the Board of Directors and the Chief Executive Officer of the Group shall, without having the right to vote, be summoned to at least one meeting of the Election Committee before it delivers its final recommendations.

The Election Committee shall consist of four members who shall be shareholders or representatives of shareholders. The Chairman of the Corporate Assembly shall be a permanent member and chairman of the Election Committee. Two members shall be elected by the General Meeting, and one member shall be elected by and among the Corporate Assembly's shareholder-elected members. The members of the Election Committee are elected for a term of two years.

The shareholder-elected members of the Corporate Assembly may, following recommendations from the shareholder-elected members of the Board of Directors, adopt instructions for the Election Committee."

As a result of this resolution, the former § 11 of the Articles of Association will be moved to § 12.

11. Election of two members to the Election Committee.
12. Permission to use own shares.

The Company currently holds 25 million own shares received in connection with a bonus issue resolved upon by the General Meeting held on 25 May, 2001. Pursuant to this resolution, the Company may not without the approval of the General Meeting dispose of these shares in any way other than as part of a distribution of bonus shares to private investors who subscribed for shares in the public offering made in connection with the stock exchange listing.

The Board of Directors proposes that the Company be granted permission to use own shares that will not be used as bonus shares, for such purposes as the Board of Directors may decide. The Board of Directors proposes that the General Meeting adopt the following resolution:

"The Company is granted permission to use its own shares received in connection with the bonus issue resolved upon on 25 May, 2001 in connection with share options or incentive schemes for employees of the Statoil Group, including as bonus shares in connection with the share offering made towards Statoil employees outside Norway subsequent to the stock exchange listing."

PARTICIPATION AT THE GENERAL MEETING
Please notify us of your participation at the General Meeting, either in person or by proxy, within 2 May 2002, at 12:00 a.m. by using the Attendance and Proxy Form enclosed herewith.

Stavanger, 18 April 2002

Ole Lund
Chairman of the Board of Directors
(sign.)